EXHIBIT 11
STREAMLINE HEALTH SOLUTIONS, INC.
Computation of (loss) per share

	Three Months		Six Months
	2009	2008	2009	2008

Net (loss)	$(17,949)	$(428,991)	$(1,608)	$(1,243,613)

Average Shares Outstanding	9,379,234	9,275,335	9,367,144	9,267,910
Stock options & purchase plan:
Total options & purchase plan shares	—	—	—	—
Warrants assumed converted	—	—	—	—
Assumed treasury stock buyback	—	—	—	—
Convertible redeemable preferred stock assumed converted	—	—	—	—

Number of shares used in per common share computation	9,379,234	9,275,335	9,367,144	9,267,910

Basic net (loss) per share of common stock	$(0.00)	$(0.05)	$(0.00)	$(0.13)

Diluted net (loss) per share of common stock	$(0.00)	$(0.05)	$(0.00)	$(0.13)